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14048439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
404

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SEC FILE NUMBER
8- 69001

* AB 3/18

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2013** (MM/DD/YY) AND ENDING **12/31/2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRIPLESHOT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 SCHOOL STREET – THIRD FLOOR
(No. and Street)

BOSTON	**MASSACHUSETTS**	**02108**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jaclyn Bowdren **(646) 812-7548**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone Bailey LLP Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane Suite 1002	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

SK 3/6/14

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jaclyn Bowdren**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tripleshot LLC**, as of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH NESIAH
Notary Public
Commonwealth of Massachusetts
My Commission Expires Oct. 31, 2019

Signature

CCO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPLESHOT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

TABLE OF CONTENTS

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Tripleshot, LLC

We have audited the accompanying statement of financial condition of Tripleshot, LLC, (the "Company") as of December 31, 2013, which is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tripleshot, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

February 28, 2014

9801 Westheimer Road, Suite 1100 · Houston, Texas 77042 · 713.343.4200
10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road · Chaoyang District, Beijing P.R. China 100020 · 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

TRIPLESHOT, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Cash	$	1,439,030
Clearing deposits at broker		100,000
Receivable from customers		1,796
Intangible assets		4,000
Prepaid expenses		13,314
Fixed assets, net of accumulated depreciation of $740		20,206
Other assets		404
TOTAL ASSETS	$	1,578,750
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	28,602
Accounts payable-related party		7,852
Short term debt-related parties		1,812
TOTAL LIABILITIES		38,266
Commitments and contingent liabilities		-
Member's equity		1,540,484
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,578,750

The accompanying notes are an integral part of these audited financial statements.

TRIPLESHOT, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 – NATURE OF BUSINESS

Triple Shot, LLC, (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company was approved by FINRA as a broker dealer on November 7, 2012. The Company will provide execution services to institutional clients. The Company was formed in August of 2011.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

Cash and Cash Equivalents

The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Income Taxes

Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

NOTE 3- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for institutional investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are institutions. In the normal course of business, the Company will be involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss. The Company does not carry customer securities or funds. All transactions settle on a receive/delivery vs. payments basis.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $1,500,764, which was $1,250,764 in excess of its required net capital of $250,000. The Company's net capital ratio was 2.55%.

NOTE 5 –RELATED PARTY

As of December 31, 2013, the President of the Company advanced $7,852 to Company to pay for expenses on behalf of the Company.

During the year 2013, the Parent Company contributed $1,922,000 of capital to the Company.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2014, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.